Filed pursuant to
Rule 424(b)(3)
333-217509

BRIGHTHOUSE LIFE INSURANCE COMPANY

BRIGHTHOUSE SHIELD LEVEL SELECTSM 6-YEAR ANNUITY

SUPPLEMENT DATED APRIL 30, 2018

TO THE PROSPECTUS DATED JULY 24, 2017

This supplement revises and, to the extent inconsistent therewith, replaces information contained in the Brighthouse Life Insurance Company (“BLIC,” “we” or “us”) Prospectus. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in your Prospectus. It should be read in its entirety and kept together with your Prospectus for future reference. If you have any questions or would like a copy of the Prospectus, please contact us at 1-800-343-8496, or write us at Brighthouse Life Insurance Company, Annuity Service Office, P.O. Box 10366, Des Moines, IA, 50306-0366.

The Prospectus is revised as follows:

1.	Under the heading “BRIGHTHOUSE SHIELD LEVEL SELECTSM 6-YEAR ANNUITY” on the first page, add the following as the fifth paragraph:

Please read the prospectus carefully before investing and keep it for future reference. This prospectus includes important information including a description of all material features of the Contract. BLIC’s obligations under the Contract are subject to our financial strength and claims-paying ability. Index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your financial representative about the Contract’s features, benefits, risks and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

2.	Under the heading “RISK FACTORS” add the following as a new section above “An Index may be substituted:”

Risks Associated with the Referenced Indices

Because the S&P 500® Index (Price Return Index), Russell 2000® Index (Price Return Index) and the MSCI EAFE Index (Price Return Index) are each comprised of a collection of equity securities, in each case the value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. In addition, the value of equity securities may increase or decline for reasons directly related to the issuers of the securities. (See “INDICES” and “SHIELD RATES”)

SUPP-BSLS6-0418

3.	Under the heading “PURCHASE” add the following to the end of the first paragraph:

We offer other individual single premium deferred indexed-linked separate account contracts. However, not every contract we issue is available through every selling firm.

4.	Under the heading “INDICES—MSCI EAFE Index (Price Return Index)” add the following as the last sentence:

Index Value and Index Performance will be calculated without any exchange rate adjustment.

5.	Under the heading “DISTRIBUTION OF THE CONTRACTS” add the following as a new section at the end:

Wholesaling Firms

In addition to the distribution arrangements discussed above, Brighthouse Securities has entered into wholesaling agreements with wholesaling firms to provide marketing and training support services to Selling Firms and the registered representatives of Selling Firms. These services may include, but not be limited to, training and promotional support for the solicitation, sale and on-going servicing of the Contracts by the Selling Firms. Brighthouse Securities pays compensation to wholesaling firms in connection with these services.

6.	Under the heading “CYBERSECURITY RISKS” replace the entire section with the following:

Our business is largely conducted through digital communications and data storage networks and systems operated by us and our service providers or other business partners (e.g., the firms involved in the distribution and sale of our products). For example, many routine operations, such as processing your requests and elections and day-to-day record keeping, are all executed through computer networks and systems. We have established administrative and technical controls and a business continuity plan to protect our operations against cybersecurity breaches. Despite these protocols, a cybersecurity breach could have a material, negative impact on BLIC, as well as you and your Contracts. Our operations also could be negatively affected by a cybersecurity breach at a third party, such as a governmental or regulatory authority or another participant in the financial markets. Cybersecurity breaches can be intentional or unintentional events, and can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality. Cybersecurity breaches can interfere with our processing of Contract transactions, including the processing of transfer orders from our website; impact our ability to calculate values; cause the release and possible destruction of your confidential information or business information; or impede order processing or cause other operational issues. There can be no assurance that we or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage and mitigate this risk at all times.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE